SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: June 5, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Announces
Positive Clinical Data from U.S. Phase I REOLYSIN® Trial
CALGARY, AB, — June 5, 2007 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today positive results from its U.S. Phase I clinical trial examining the systemic administration of REOLYSIN® in patients with advanced cancers. The results indicate that REOLYSIN® can be delivered systemically to patients with advanced and metastatic cancers and cause anti-tumour activity.
“REOLYSIN® administered as a one-hour infusion on a monthly schedule is safe and well-tolerated even in multiple doses,” said Principal Investigator Dr. Sanjay Goel of the Montefiore Medical Center and Albert Einstein College of Medicine, New York. “This preliminary data suggests there is anti-tumour activity of REOLYSIN® administered as a single agent, and warrants further studies either alone or in combination with cytotoxic chemotherapy, which are currently being planned.”
A total of 18 patients were treated in the escalating dosage trial to a maximum daily dose of 3x1010 TCID50 in a one-hour infusion. Of the 18 patients treated, eight demonstrated stable disease as measured by RECIST (Response Evaluation Criteria in Solid Tumours) including a patient with progressive breast cancer who experienced a 28.5% shrinkage in tumour volume. The trial was originally designed to demonstrate the safety of a single, one-hour infusion of REOLYSIN®. During the treatment of the 4th cohort of patients however, Oncolytics applied for and was granted approval to allow subsequent patients to receive repeat monthly treatments of REOLYSIN®. Of the patients eligible for retreatment, three patients received a range of two to seven one-hour infusions of REOLYSIN®.
Toxicities possibly related to REOLYSIN® treatment in this trial were generally mild (grade 1 or 2) and included chills, fever and fatigue.
The primary objective of the Company’s U.S. Phase I trial is to determine the maximum tolerated dose, (MTD), dose limiting toxicity (DLT), and safety profile of REOLYSIN® when administered systemically to patients. A secondary objective is to examine any evidence of anti-tumour activity. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the results of the Phase I US Systemic Administration clinical trial investigating delivery of REOLYSIN® for advanced cancers, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, actual patient tolerance, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta, T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com